PROXY FACT SHEET

Special Meeting of Shareholders of
Putnam

Master Income Trust & Premier Income Trust


MEETING DATE:   January 13th
MAIL DATE:      December 1st
RECORD DATE:    October 22nd

INBOUND LINE:   1-800-780-7316
FUND'S NUMBER:  1-800-225-1581

LOCATION AND TIME:
One Post Office Square - 12th Floor
Boston, MA
At 11:00 a.m.

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What is this regarding?

The purpose of this proxy meeting is to seek shareholder approval for the merger of Master Income Trust into Premier Income Trust.

What is being voted on?

Shareholders are being asked to approve a proposal for the merger of Master Income Trust into Premier Income Trust. If the proposed merger is approved by shareholders of each fund, all of the assets of Master Income Trust will be transferred to Premier Income Trust in exchange for shares of Premier Income Trust with a net asset value equal to the value of Master Income Trust's assets net of liabilities. Premier Income Trust will also assume all Master Income Trust's liabilities. After the merger, Master Income Trust will be liquidated.

I am a shareholder in Putnam Master Income Trust. How does this proposal affect me?

If you are a shareholder in the Master Income Trust and the proposed merger is approved, your shares will be exchanged on a tax-free basis for shares in the Premier Income Trust with an equal net asset value on the date of the merger.

I am a shareholder in Putnam Premier Income Trust. How does this proposal affect me?

If you are a shareholder in the Premier Income Trust, your shares will not be directly affected by the proposed merger, but they will represent interests in a larger fund pursuing the same investment objectives and policies.

Is the merger a taxable event for shareholders?

No, the merger will be a tax-free event for shareholders.

Why is Putnam proposing this merger?

-Putnam believes the merger of Master Income Trust into Premier Income Trust may result in a combined fund that is more attractive to investors than either of the two funds separately.

-Putnam believes that creating a broader shareholder base for the combined Fund's shares may attract more interest in the combined fund than is currently the case with either fund, which may result in higher trading levels for the combined fund's shares. However, there can be no guarantee that the proposed merger will have the intended effect.

-Putnam believes the proposed merger would offer shareholders of both funds the opportunity to invest in a considerably larger fund with similar investment policies and the potential to achieve greater economies of scale and a lower expense ratio.

-In addition, the funds are managed by the same investment teams with a common investment process and similar objectives; therefore, the proposed merger would permit the funds' investment team to concentrate its efforts and resources more efficiently.

Are the investment goals and policies of each fund the same?

The investment goals and strategies of the funds are similar. Premier Income Trust seeks to provide high current income, while Master Income Trust seeks to provide high current income consistent with preservation of capital. The management of the two funds has converged, and there is now no practical difference in how the funds are managed. The funds share substantially similar fundamental investment policies and identical non-fundamental investment policies.

Will the number of shares I own change?

If you are a shareholder of Master Income Trust and the proposed merger is approved, the number of shares you own will change, but the total net asset value of the shares of Premier Income Trust you receive will equal the total net asset value of the shares of Master Income Trust that you hold at the time of the merger. If you are a shareholder of Premier Income Trust, the number of Premier Income Trust shares you own will not change. Even though the net asset value per share of each fund is different, the total net asset value of a shareholder's holdings will not change as a result of the merger.

What do the Trustees Recommend?

The Trustees of the funds, including all of the independent Trustees who are not affiliated with Putnam Management, unanimously determined that the proposed merger is in the best interests of each fund and recommend that shareholders vote FOR approval of the proposed merger.